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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

IMPAC MORTGAGE HOLDINGS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Series B Preferred Stock, $0.01 Par Value Per Share Series C Preferred Stock, $0.01 Par Value Per Share (Title of Class of Securities)	45254P300 45254P409 (CUSIP Number of Class of Securities)

Ronald M. Morrison
General Counsel
Impac Mortgage Holdings, Inc.
19500 Jamboree Road
Irvine, California 92612
(949) 475-3600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications On Behalf of Filing Person)

Copy to:

Katherine J. Blair, Esq.
K&L Gates LLP
10100 Santa Monica Boulevard, 7th Floor
Los Angeles, California 90067
(310) 552-5000

CALCULATION OF REGISTRATION FEE

Transaction Valuation*	Amount of Filing Fee**

$1,860,776.30	$104

*
Estimated solely for purposes of calculating the filing fee based on the sum of (i) the product of (A) the offered purchase price of $0.29297 per share of Impac Mortgage Holdings, Inc.'s 9.375% Series B Cumulative Redeemable Preferred Stock ("Series B Preferred Stock") and (B) 2,000,000 shares of Series B Preferred Stock and (ii) the product of (A) the offered purchase price of $0.28516 per share of Impac Mortgage Holdings, Inc.'s 9.125% Series C Cumulative Redeemable Preferred Stock ("Series C Preferred Stock") and (B) 4,470,600 shares of Series C Preferred Stock. The number of shares of each series of preferred stock represents the maximum number of shares of such series of preferred stock that are subject to the Offer to Purchase and Consent Solicitation.

**
The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $55.80 per $1,000,000 of the aggregate amount of the Transaction Valuation (or .00005580 of the aggregate Transaction Valuation). The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third party tender offer subject to Rule 14d-1.

  ☒
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

 SCHEDULE TO

        This Tender Offer Statement on Schedule TO (the "Tender Offer Statement") relates to an offer by Impac Mortgage Holdings, Inc., a Maryland corporation ("Impac," or the "Company"), to purchase outstanding shares of its 9.375% Series B Cumulative Redeemable Preferred Stock, $0.01 par value per share ("Series B Preferred Stock") for $0.29297 per share of Series B Preferred Stock tendered, and 9.125% Series C Cumulative Redeemable Preferred Stock, $0.01 par value per share ("Series C Preferred Stock") for $0.28516 per share of Series C Preferred Stock tendered, pursuant to the terms and subject to the conditions described in the offering circular, dated May 29, 2009 (the "Offering Circular"), filed as Exhibit (a)(1)(B) and the related letter of transmittal and consent for each series of preferred stock (together the "Letters of Transmittal and Consent"), filed as Exhibits (a)(1)(C)(i) and (a)(1)(C)(ii) hereto.

        This Tender Offer Statement is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended. The information contained in the Offering Circular and the related Letters of Transmittal and Consent are incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.

Item 1.    Summary Term Sheet.

        The information set forth under "Summary Description of the Offer to Purchase and Consent Solicitation" in the Offering Circular is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a)    Name and Address.    The issuer is Impac Mortgage Holdings, Inc., a Maryland corporation. The Company's principal executive offices are located at 19500 Jamboree Road, Irvine, California 92612 and the telephone number of its principal executive offices is (949) 475-3600.

        (b)    Securities.    This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange shares of Common Stock for all outstanding shares of its Series B Preferred Stock and Series C Preferred Stock (collectively, the "Preferred Stock").

        As of May 28, 2009, 2,000,000 shares of Series B Preferred Stock and 4,470,600 shares of Series C Preferred Stock were issued and outstanding.

        (c)    Trading Market and Price.    The information with respect to Preferred Stock set forth in the Offering Circular under the heading "Market Price of and Dividends on the Preferred Stock" is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        The information set forth under Item 2(a) above is incorporated herein by reference. The Company is both the filing person and the subject company.

        The information set forth in the Definitive Proxy Statement for the Annual Meeting of Stockholders to be held on July 21, 2009, filed with the Securities and Exchange Commission (the "SEC") on April 30, 2009, under the headings "Proposal No. 1—Election of Directors—Information Concerning Director Nominees" and "Proposal No. 1—Election of Directors—Executive Officers" is incorporated by reference herein. The business address of each of the foregoing is c/o Impac Mortgage Holdings, Inc., 19500 Jamboree Road, Irvine, California 92612 and their telephone number is (949) 475-3600.

Item 4.    Terms of the Transaction.

        (a)    Material Terms.    The information set forth in the Offering Circular under "Questions and Answers About the Offer to Purchase and Consent Solicitation," "Summary Description of the Offer to Purchase and Consent Solicitation," "The Offer to Purchase and Consent Solicitation," "Description of Capital Stock" and "Material United States Federal Income Tax Considerations—Treatment of the Offer to Purchase" is incorporated herein by reference.

        (b)    Purchases.    The information set forth in the Offering Circular under the heading "The Offer to Purchase and Consent Solicitation—Security Ownership" is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        (e)    Agreements Involving the Subject Company's Securities.

        The information set forth in Part II of Item 5 of the Company's Quarterly Report on Form 10-Q fo the period ended March 31, 2009, filed with the SEC on May 11, 2009, under the subheading "Exchange of Trust Preferred Securities for Notes" and the information set forth in the Company Current Report on Form 8-K filed with the SEC on October 20, 2005 are incorporated by reference herein.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (a)    Purposes.    The information set forth in the Offering Circular under the headings "Questions and Answers About the Offer to Purchase and Consent Solicitation" and "Background Information" is incorporated herein by reference.

        (b)    Use of Securities Acquired.    The shares of Preferred Stock acquired in the Offer to Purchase will become authorized but unissued shares. The information set forth in the Offering Circular under the heading "The Offer to Purchase and Consent Solicitation—Tender of Preferred Stock; Acceptance for Payment and Payment of Shares" is incorporated herein by reference.

        (c)    Plans.    The information set forth in the Offering Circular under the headings "Questions and Answers About the Offer to Purchase and Consent Solicitation," "The Offer to Purchase and Consent Solicitation—Liquidity," and "Market Price of and Dividends on the Preferred Stock" is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

        (a)    Source of Funds.    The information set forth in the Offering Circular under the heading "The Offer to Purchase and Consent Solicitation—Source and Amount of Funds" is incorporated herein by reference.

        (b)    Conditions.    The information set forth in the Offering Circular under the heading "The Offer to Purchase and Consent Solicitation—Conditions of the Offer to Purchase and Consent Solicitation" is incorporated herein by reference.

        (d)    Borrowed Funds.    Not applicable.

Item 8.    Interest in Securities of the Subject Company.

        (a)    Securities Ownership.    The information set forth in the Offering Circular under the heading "The Offer to Purchase and Consent Solicitation—Security Ownership" is incorporated herein by reference.

        (b)    Securities Transactions.    The information set forth in the Offering Circular under the heading "The Offer to Purchase and Consent Solicitation—Security Ownership" is incorporated herein by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

        The information set forth in the Offering Circular under the heading "The Offer to Purchase and Consent Solicitation—Terms of the Offer to Purchase and Consent Solicitation" is incorporated herein by reference.

Item 10.    Financial Statements.

        (a)    Financial Information.    Not applicable.

        (b)    Pro Forma Information.    Not applicable.

Item 11.    Additional Information.

        (a)    Agreements, Regulatory Requirements and Legal Proceedings.

          (1)   The information set forth in the Offer circular under "The Offer to Purchase and Consent Solicitation—Security Ownership" is incorporated herein by reference.

          (2)   The information set forth in the Offering Circular under the heading "The Offer to Purchase and Consent Solicitation—Certain Legal and Regulatory Matters" is incorporated herein by reference.

          (3)   Not applicable.

          (4)   Not applicable.

          (5)   Not applicable.

        (b)    Other Material Information.    Not applicable.

Item 12.    Exhibits.

Exhibit No.	Description
(a)(1)(A)	Letter from Joseph R. Tomkinson, Chairman and Chief Executive Officer of Impac Mortgage Holdings, Inc., to holders of Preferred Stock, dated May 29, 2009.
(a)(1)(B)	Offering Circular, dated May 29, 2009.
(a)(1)(C)(i)	Letter of Transmittal and Consent to the holders of Series B Preferred Stock, dated May 29, 2009.
(a)(1)(C)(ii)	Letter of Transmittal and Consent to the holders of Series C Preferred Stock, dated May 29, 2009.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.
(a)(1)(G)	Form of Notice of Guaranteed Delivery.
(a)(2)	Exhibit (a)(1)(A) is incorporated by reference herein.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Press Release.

Exhibit No.	Description
(b)	Not applicable.
(d)(1)	Specimen Certificate representing the 9.375% Series B Cumulative Redeemable Preferred Stock (incorporated by reference to Exhibit 4.1 of the Registrant's Form 8-A, filed with the Securities and Exchange Commission on May 27, 2004).
(d)(2)	Specimen Certificate representing the 9.125% Series C Cumulative Redeemable Preferred Stock (incorporated by reference to Exhibit 4.1 of the Registrant's Form 8-A, filed with the Securities and Exchange Commission on November 19, 2004).
(d)(3)	Form of Stock Certificate of the Company (incorporated by reference to the corresponding exhibit number to the Registrant's Registration Statement on Form S-11, as amended (File No. 33-96670), filed with the Securities and Exchange Commission on September 7, 1995).
(d)(4)	Indenture between Impac Mortgage Holdings, Inc. and Wilmington Trust Company, as trustee, dated October 18, 2005 (incorporated by reference to Exhibit 4.8 of the Registrant's Annual Report on Form 10-K for the year ended December 31, 2005).
(d)(5)	Exchange Agreement among Impac Mortgage Holdings, Inc. and Taberna Preferred Funding I, Ltd. and Taberna Preferred Funding II, Ltd. dated as of May 8, 2009
(d)(6)	Junior Subordinated Indenture between Impac Mortgage Holdings, Inc. and, The Bank of New York Mellon Trust Company, National Association, as trustee, dated May 8, 2009, related to Junior Subordinated Note due 2034 in the original principal amount of $31,756,000
(d)(7)	Junior Subordinated Indenture between Impac Mortgage Holdings, Inc. and, The Bank of New York Mellon Trust Company, National Association, as trustee, dated May 8, 2009, related to Junior Subordinated Note due 2034 in the original principal amount of $30,244,000
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable
(h)	Not applicable.

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IMPAC MORTGAGE HOLDINGS, INC.
By:	/s/ RONALD M. MORRISON
Name:	Ronald M. Morrison
Title:	General Counsel and Corporate Secretary
Date:	May 29, 2009

 Exhibit Index

Exhibit No.	Description
(a)(1)(A)	Letter from Joseph R. Tomkinson, Chairman and Chief Executive Officer of Impac Mortgage Holdings, Inc., to holders of Preferred Stock, dated May 29, 2009.
(a)(1)(B)	Offering Circular, dated May 29, 2009.
(a)(1)(C)(i)	Letter of Transmittal and Consent to the holders of Series B Preferred Stock, dated May 29, 2009.
(a)(1)(C)(ii)	Letter of Transmittal and Consent to the holders of Series C Preferred Stock, dated May 29, 2009.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.
(a)(1)(G)	Form of Notice of Guaranteed Delivery.
(a)(2)	Exhibit (a)(1)(A) is incorporated by reference herein.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Press Release.
(b)	Not applicable.
(d)(1)	Specimen Certificate representing the 9.375% Series B Cumulative Redeemable Preferred Stock (incorporated by reference to Exhibit 4.1 of the Registrant's Form 8-A, filed with the Securities and Exchange Commission on May 27, 2004).
(d)(2)	Specimen Certificate representing the 9.125% Series C Cumulative Redeemable Preferred Stock (incorporated by reference to Exhibit 4.1 of the Registrant's Form 8-A, filed with the Securities and Exchange Commission on November 19, 2004).
(d)(3)	Form of Stock Certificate of the Company (incorporated by reference to the corresponding exhibit number to the Registrant's Registration Statement on Form S-11, as amended (File No. 33-96670), filed with the Securities and Exchange Commission on September 7, 1995).
(d)(4)	Indenture between Impac Mortgage Holdings, Inc. and Wilmington Trust Company, as trustee, dated October 18, 2005 (incorporated by reference to Exhibit 4.8 of the Registrant's Annual Report on Form 10-K for the year ended December 31, 2005).
(d)(5)	Exchange Agreement among Impac Mortgage Holdings, Inc. and Taberna Preferred Funding I, Ltd. and Taberna Preferred Funding II, Ltd. dated as of May 8, 2009
(d)(6)	Junior Subordinated Indenture between Impac Mortgage Holdings, Inc. and, The Bank of New York Mellon Trust Company, National Association, as trustee, dated May 8, 2009, related to Junior Subordinated Note due 2034 in the original principal amount of $31,756,000
(d)(7)	Junior Subordinated Indenture between Impac Mortgage Holdings, Inc. and, The Bank of New York Mellon Trust Company, National Association, as trustee, dated May 8, 2009, related to Junior Subordinated Note due 2034 in the original principal amount of $30,244,000
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

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CALCULATION OF REGISTRATION FEE
SCHEDULE TO
  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE
Exhibit Index